Exhibit 99.6

EXCHANGE AGENT AGREEMENT

This Exchange Agent Agreement (this “Agreement”) is entered into as of this      day of             ,          by and between ViaSat, Inc., a Delaware corporation (the “Company”), and Wilmington Trust, National Association, a national banking association having its corporate trust offices in Minneapolis, Minnesota (hereinafter referred to from time to time as “Wilmington Trust”).

The Company is offering to exchange (the “Exchange Offer”) all of its outstanding unregistered 6.875% Senior Notes due 2020 (the “Old Notes”) for a like principal amount of its 6.875% Senior Notes due 2020 (the “Exchange Notes”) upon the terms and subject to the conditions set forth in the Prospectus dated             , 2012 (as the same may be supplemented, the “Prospectus”) included in the Company’s registration statement on Form S-4 (File No. 333-        ) and the related letter of transmittal (the “Letter of Transmittal”). Capitalized terms used herein but not defined herein shall have the respective meanings ascribed to such terms in the Prospectus or the Letter of Transmittal. The Company hereby appoints Wilmington Trust to act as exchange agent (the “Exchange Agent”) in connection with the Exchange Offer. References hereinafter to “you” shall refer to Wilmington Trust.

The Exchange Offer is expected to be commenced by the Company on or about             , 2012. The Letter of Transmittal accompanying the Prospectus is to be used by the holders of the Old Notes to tender into the Exchange Offer, and contains instructions with respect to the delivery of Old Notes tendered in connection therewith. The Exchange Agent’s obligations with respect to receipt and inspection of the Letter of Transmittal in connection with the Exchange Offer shall be satisfied for all purposes hereof by (1) inspection of the electronic message transmitted to the Exchange Agent by Exchange Offer participants in accordance with the Automated Tender Offer Program (“ATOP”) of The Depository Trust Company (“DTC”), and by otherwise observing and complying with all procedures established by DTC in connection with ATOP, to the extent that ATOP is utilized by Exchange Offer participants, or (2) by inspection of the Letter of Transmittal delivered by each respective holder of Old Notes.

The Exchange Offer shall expire at 5:00 p.m., New York City time, on                     ,          or on such subsequent date or time to which the Company may extend the Exchange Offer (the “Expiration Date”). Subject to the terms and conditions of set forth in the Prospectus, the Company expressly reserves the right to extend the Exchange Offer from time to time and may extend the Exchange Offer by giving oral (confirmed in writing) or written notice to you at any time before 9:00 a.m., New York City time, on the business day following the previously scheduled Expiration Date, and in such case the term “Expiration Date” shall mean the time and date on which the Exchange Offer as so extended shall expire.

The Company expressly reserves the right, in its sole discretion, to delay, amend or terminate the Exchange Offer, and not to accept for exchange any Old Notes not theretofore accepted for exchange upon, among other cases, the occurrence of any of the conditions of the Exchange Offer specified in the Prospectus under the caption “The Exchange Offer — Conditions to the Exchange Offer.” The Company will give to you as promptly as practicable oral (confirmed in writing) or written notice of any delay, amendment, termination or non-acceptance.

In carrying out your duties as Exchange Agent, you are to act in accordance with the following instructions:

1.	You will perform such duties and only such duties as are specifically set forth in the section of the Prospectus captioned “The Exchange Offer,” in the Letter of Transmittal accompanying the Prospectus or as specifically set forth herein; provided, however, that in no way will your general duty to act in good faith be discharged by the foregoing.

2.	You will establish a book-entry account with respect to the Old Notes at DTC in connection with the Exchange Offer within two business days after the effective date of the Prospectus. Any financial institution that is a participant in the DTC system may make book-entry delivery of the Old Notes by causing DTC to transfer such Old Notes into the account maintained by you, pursuant to this section, in accordance with DTC’s procedures for such transfer, and you may affect a withdrawal of Old Notes through such account by book-entry movement as requested by the participant. The account shall be maintained until all Old Notes tendered pursuant to the Exchange Offer shall have been either accepted or returned.

3.	You are to examine each of the Letters of Transmittal and certificates for Old Notes (or confirmation of book-entry transfers into your account at DTC) and any other documents delivered or mailed to you by or for holders of the Old Notes to ascertain whether: (a) the Letters of Transmittal, certificates and any such other documents are duly executed and properly completed in accordance with instructions set forth therein and in the Prospectus under the caption “The Exchange Offer — Procedures for Tendering” and that such book-entry confirmations are in due and proper form and contain the information required to be set forth therein; and (b) the Old Notes have otherwise been properly tendered. In each case where the Letter of Transmittal or any other document has been improperly completed or executed or where book-entry confirmations are not in due and proper form or omit certain information or any of the certificates for Old Notes are not in proper form for transfer or some other irregularity in connection with the acceptance of the Exchange Offer exists, you will endeavor to inform the presenters of the need for fulfillment of all requirements and to take any other action as may be reasonably necessary or advisable to cause such irregularity to be corrected.

4.	With the prior approval of the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the Chief Administrative Officer, the President, the General Counsel, any Associate General Counsel, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Company (each, an “Authorized Officer”) (such approval, if given orally, to be promptly confirmed in writing), or any other party designated in writing by such officer of the Company, you are authorized to waive any irregularities in connection with any tender of Old Notes pursuant to the Exchange Offer. You are not otherwise authorized to waive any such irregularities.

5.	Tenders of Old Notes may be made only as set forth in the Letter of Transmittal and the section of the Prospectus captioned “The Exchange Offer — Procedures for Tendering” and Old Notes shall be considered properly tendered or delivered to you only when tendered in accordance with the procedures set forth therein.

Notwithstanding the provisions of this Section 5, Old Notes that an Authorized Officer of the Company, or any other party designated by any such officer in writing, shall approve as having been properly tendered shall be considered to be properly tendered (such approval, if given orally, shall be promptly confirmed in writing).

6.	You shall advise the Company with respect to any Old Notes delivered subsequent to the Expiration Date and accept its instructions with respect to disposition of such Old Notes.

7.	You shall accept tenders:

(a)	in cases where the Old Notes are registered in two or more names only if signed by all named holders;

(b)	in cases where the signing person (as indicated on the Letter of Transmittal) is acting in a fiduciary or a representative capacity only when proper evidence of his or her authority so to act is submitted; and

(c)	from persons other than the registered holder of Old Notes, provided that customary transfer requirements, including payment of any applicable transfer taxes, if any, are fulfilled.

You shall accept partial tenders of Old Notes where so indicated and as permitted in the Letter of Transmittal (only to the extent that the partial tender is equal to $2,000 in aggregate principal amount or an integral multiple of $1,000 in excess thereof) and return any untendered Old Notes to the holder (or such other person as may be designated in the Letter of Transmittal) as promptly as practicable after expiration or termination of the Exchange Offer. A new certificate for the remainder of the principal amount of the Old Notes will be sent to the holders of Old Notes unless otherwise indicated by partial tendering holders of Old Notes.

8.	Upon satisfaction or waiver of all of the conditions to the Exchange Offer, the Company will notify you (such notice, if given orally, to be promptly confirmed in writing) of its acceptance, promptly after the Expiration Date, of all Old Notes properly tendered and you, on behalf of the Company, will cause the exchange, in accordance with the terms hereof, of accepted Old Notes for Exchange Notes and cause such Old Notes to be cancelled. Delivery of the Exchange Notes will be made on behalf of the Company by you, in your capacity as the trustee, at the rate of a $2,000 principal amount Exchange Note for each $2,000 principal amount Old Note and, with respect to Old Notes in excess of such amount, Exchange Notes in integral multiples of $1,000 in excess thereof (unless otherwise instructed in writing by the Company) for each principal amount of the Old Notes in excess of such amount tendered, and, in the case of Old Notes tendered, promptly after notice (such notice if given orally, to be promptly confirmed in writing) of acceptance of such Old Notes by the Company; provided, however, that in all cases, Old Notes tendered pursuant to the Exchange Offer will be exchanged only after timely receipt by you of certificates for such Old Notes (or confirmation of book-entry transfer into your account at DTC), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) (or an agent’s message, as defined in the Prospectus, in lieu thereof) with any required signature guarantees and any other required documents. Unless otherwise instructed in writing by the Company, you shall issue Exchange Notes only in denominations of $2,000 or any integral multiples of $1,000 in excess thereof. The amount of Exchange Notes issued to a tendering holder will be rounded down to $2,000 or the nearest integral multiple of $1,000 in excess thereof, with any fractional amount refunded to such tendering holder in cash.

9.	Tenders pursuant to the Exchange Offer are irrevocable after the Expiration Date. Subject to the terms and upon the conditions set forth in the Prospectus and the Letter of Transmittal, Old Notes tendered pursuant to the Exchange Offer may be withdrawn at anytime on or prior to the Expiration Date in accordance with the terms of the Exchange Offer.

10.	The Company shall not be required to exchange any Old Notes tendered if any of the conditions set forth in the Prospectus and the Letter of Transmittal are not met. Notice of any decision by the Company not to exchange any Old Notes tendered shall be given (such notice, if given orally, to be promptly confirmed in writing) by the Company to you.

11.	If, pursuant to the Prospectus and the Letter of Transmittal, the Company does not accept for exchange all or part of the Old Notes tendered because of an invalid tender, the occurrence of certain other events set forth in the Prospectus or otherwise, you shall as soon as practicable after the expiration or termination of the Exchange Offer return those certificates for unaccepted Old Notes (or effect appropriate book-entry transfer), together with any related required documents and the Letters of Transmittal relating thereto that are in your possession, to the persons who deposited them (or effected such book-entry transfer).

12.	All certificates for reissued Old Notes, unaccepted Old Notes or Exchange Notes, as the case may be (other than those effected by book-entry transfer) shall be shipped by an approved overnight air courier under a Mail & Transit insurance policy protecting you and the Company from loss or liability arising out of the non-receipt or non-delivery of such certificates up to limits set forth in the aforementioned policy.

13.	You are not authorized to pay or offer to pay any concessions, commissions or solicitation fees to any broker, dealer, bank or other persons or to engage or utilize any person to solicit tenders.

14.	As Exchange Agent hereunder you:

(a)	shall have no duties or obligations other than those specifically set forth herein or as may be subsequently agreed to in writing between you and the Company;

(b)	will be regarded as making no representations and having no responsibilities as to the validity, sufficiency, value or genuineness of any of the certificates or the Old Notes deposited with you pursuant to the Exchange Offer, and will not be required to and will make no representation as to the validity, value or genuineness of the Prospectus, unless required by law;

(c)	shall not be liable to the Company, a security holder or any third party for any action taken or omitted by you, or any action suffered by you to be taken or omitted, without gross negligence, willful misconduct or bad faith on your part, by reason of or as a result of the administration of your duties hereunder in accordance with the terms and conditions of this Agreement or by reason of your compliance with the instructions set forth herein or with any written or oral instructions delivered to you pursuant hereto and may rely on and shall be protected in acting in good faith and reliance upon any certificate, instrument, opinion, notice, letter, facsimile or other document or security delivered to you and believed by you in good faith to be genuine and to have been signed by the proper party or parties;

(d)	may act upon any tender, statement, request, document, certificate, agreement or other instrument whatsoever not only as to its due execution and validity and effectiveness of its provisions, but also as to the truth and accuracy of any information contained therein, which you shall in good faith believe to be genuine or to have been signed by the proper person or persons;

(e)	may rely on and shall be protected in acting upon written or oral instructions from an Authorized Officer or any other party designated by any such officer of the Company; and

(f)	shall not advise any person tendering Old Notes pursuant to the Exchange Offer as to whether to tender or refrain from tendering all or any portion of the Old Notes or as to the market value, decline or appreciation in market value of any Old Notes that may or may not occur as a result of the Exchange Offer or as to the market value of the Exchange Notes.

15.	You shall send to all holders of Old Notes a copy of the Prospectus, the Letter of Transmittal, the Notice of Guaranteed Delivery (as described in the Prospectus) and such other documents (collectively, the “Exchange Offer Documents”) as may be furnished by the Company to commence the Exchange Offer and take such other action as may from time to time be requested by the Company or its counsel (and such other action as you may deem appropriate) to furnish copies of the Exchange Offer Documents, or such other forms as may be approved from time to time by the Company, to all holders of Old Notes and to all persons requesting such documents and to accept and comply with telephone requests for information relating to the Exchange Offer, provided that such information shall relate only to the procedures for accepting (or withdrawing from) the Exchange Offer. All other requests by holders of Old Notes for information relating to the Exchange Offer shall be directed to the Company, Attention: General Counsel, 6155 El Camino Real Carlsbad, CA 92009.

16.	You are authorized to cooperate with and to furnish information to any organization (and its representatives) designated from time to time by the Company in the manner directed or authorized by the Company in connection with the Exchange Offer and any tenders thereunder.

17.	You shall advise by e-mail or facsimile transmission Keven Lippert, Vice President and General Counsel of the Company (at the e-mail address keven.lippert@viasat.com or at the facsimile number (760) 929-3926) or Paul Castor, Associate General Counsel of the Company (at the e-mail address paul.castor@viasat.com or at the facsimile number (760) 929-3926), and such other person or persons as the Company may request, weekly (and more frequently during the week immediately preceding the Expiration Date, if requested) up to and including the Expiration Date, as to the aggregate principal amount of Old Notes which have been tendered pursuant to the Prospectus and the items received by you pursuant to the Exchange Offer and this Agreement, separately reporting and giving cumulative totals as to items properly received and items improperly received. In addition, you will also inform, and cooperate in making available to, the Company or any such other person or persons as the Company requests in writing from time to time prior to the Expiration Date of such other information as it or he or she reasonably requests. Such cooperation shall include, without limitation, the granting by you to the Company and such person as the Company may request of access to those persons on your staff who are responsible for receiving tenders, in order to ensure that immediately prior to the Expiration Date, the Company shall have received information in sufficient detail to enable it to decide whether to extend the Exchange Offer. You shall prepare a final list of all persons whose tenders were accepted, the aggregate principal amount of Old Notes tendered, the aggregate principal amount of Old Notes accepted and the identity of any participating broker-dealers and the aggregate principal amount of Exchange Notes delivered to each, and deliver said list to the Company.

18.	Letters of Transmittal and Notices of Guaranteed Delivery shall be stamped by you as to the date, and, after the expiration of the Exchange Offer, the time, of receipt thereof and shall be preserved by you for a period of time at least equal to the period of time you customarily preserve other records pertaining to the transfer of securities, or one year, whichever is longer, and thereafter shall be delivered by you to the Company. You shall dispose of unused Letters of Transmittal and other surplus materials in accordance with your customary procedures.

19.	For services rendered as Exchange Agent hereunder, you shall be entitled to such compensation as provided in that certain Fee Agreement entered into on September 26, 2012 between the Company and you. The provisions of this Section 19 shall survive the termination of this Agreement.

20.	You hereby acknowledge receipt of the Prospectus, the Letter of Transmittal and the other Exchange Offer Documents attached hereto. Any inconsistency between this Agreement, on the one hand, and the Prospectus, the Letter of Transmittal and the other Exchange Offer Documents (as they may be amended from time to time), on the other hand, shall be resolved in favor of the Prospectus, the Letter of Transmittal and such other Exchange Offer Documents, except with respect to the duties, liabilities and indemnification of you as Exchange Agent, which shall be controlled by this Agreement.

21.	The Company agrees to fully indemnify and hold you harmless in your capacity as Exchange Agent hereunder against any and all liability, cost or expense, including, without limitation, reasonable attorneys’ fees and such attorneys’ reasonable expenses, arising out of or in connection with your appointment as Exchange Agent and the performance of your duties hereunder, including, without limitation, any act, omission, delay or refusal made by you in reliance upon any signature, endorsement, assignment, certificate, order, request, notice, instruction or other instrument or document reasonably believed by you to be valid, genuine and sufficient and in accepting any tender or effecting any transfer of Old Notes reasonably believed by you in good faith to be authorized, and in delaying or refusing in good faith to accept any tenders or effect any transfer of Old Notes; provided, however, that the Company shall not be liable for indemnification or otherwise for any loss, liability, cost or expense arising out of your gross negligence, willful misconduct or bad faith. In each case, the Company shall be notified by you, by letter or facsimile transmission, of the written assertion of a claim against you or of any other action commenced against you, promptly after you shall have received any such written assertion or shall have been served with a summons in connection therewith. The Company shall be entitled to participate at its own expense in the defense of any such claim or other action and, if the Company so elects, the Company shall assume the defense of any suit brought to enforce any such claim, provided that (a) the Company shall retain counsel reasonably satisfactory to you to defend such suit, and (b) such counsel does not determine, in its reasonable judgment, that a conflict of interest exists between you and the Company. For so long as (x) the Company retains counsel reasonably satisfactory to you to defend such suit and (y) such counsel does not determine, in its reasonable judgment, that a conflict of interest exists between you and the Company, the Company shall not be liable for the fees and expenses of separate counsel retained by you thereafter to defend any such suit. The Company’s obligations under this Section 21 shall survive the termination of this Agreement and the discharge of your obligation hereunder and any other termination of this Agreement under any federal or state bankruptcy law.

22.	You shall arrange to comply with all applicable tax laws of the United States, including those relating to missing Tax Identification Numbers, and shall file any appropriate reports with the Internal Revenue Service (e.g., 1099, 1099B, etc.) as directed in writing by the Company.

23.	You shall notify the Company of the amount of any transfer taxes payable in respect of the exchange of Old Notes and shall deliver or cause to be delivered, in a timely manner, to each governmental authority to which any transfer taxes are payable in respect of the exchange of Old Notes, the Company’s payment in the amount of all transfer taxes so payable; provided, however, that you shall reimburse the Company for amounts refunded to you in respect of the payment of any such transfer taxes, at such time as such refund is received by you.

24.	This Agreement and your appointment as Exchange Agent hereunder shall be construed and enforced in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within such state, and without regard to conflicts of laws principles, and shall inure to the benefit of, and the obligations created hereby shall be binding upon, the successors and assigns of each of the parties hereto and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Without limitation of the foregoing, the parties hereto expressly agree that no holder of Old Notes or Exchange Notes shall have any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

25.	This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

26.	In case any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

27.	This Agreement shall not be deemed or construed to be modified, amended, rescinded, cancelled or waived, in whole or in part, except by a written instrument signed by a duly authorized representative of the party to be charged.

28.	Unless otherwise provided herein, all notices, requests and other communications to any party hereunder shall be in writing (including facsimile) and shall be given to such party, addressed to it, at its address or telecopy number set forth below:

If to the Company:

ViaSat, Inc.

6155 El Camino Real

Carlsbad, CA 92009

Attn: Keven K. Lippert, Vice President and General Counsel

Fax: (760) 929-3926

If to the Exchange Agent:

Wilmington Trust, National Association

Corporate Capital Markets

50 South Sixth Street

Suite 1290

Minneapolis, MN 55402

Attn: ViaSat, Inc. Administrator

Fax: (612) 217-5651

29.	Unless terminated earlier by the parties hereto, this Agreement shall terminate 90 days following the Expiration Date. Notwithstanding the foregoing, Sections 19 and 21 shall survive the termination of this Agreement. Upon any termination of this Agreement, you shall promptly deliver to the Company any certificates for Old Notes and Exchange Notes, funds or property (including, without limitation, Letters of Transmittal and any other Exchange Offer Documents) then held by you as Exchange Agent under this Agreement.

30.	This Agreement shall be binding and effective as of the date hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers, hereunto duly authorized, as of the day and year first above written.

VIASAT, INC.

By:
Name:
Title:

WILMINGTON TRUST, NATIONAL ASSOCIATION, as Exchange Agent

By:
Name:
Title:

(SIGNATURE PAGE FOR EXCHANGE AGENT AGREEMENT)